Continental

Press Release

"Exemption No. 82-1357"

Management Appointment:
Changes in Continental AG's Supervisory and Executive Boards

Hanover, September 30, 2005. For reasons of age, Dr. Ulrich Weiss (69) is stepping down from the Supervisory Board of Continental AG as of today. A member of the Board since 1990, Dr. Weiss chaired it through 1999. The Executive Board and Supervisory Board thank Dr. Weiss for his outstanding service to Continental, especially in crucial phases of the company's history. His seat is to be filled by Christian Streiff (51), until May 2005 chief operating officer of Saint-Gobain, Paris, and member of various supervisory boards.

Effective September 30, 2005, the Supervisory Board appoints the chairman of the Executive Board of ContiTech AG, Gerhard Lerch (61), to the Executive Board of Continental AG, where he will continue to be responsible for the ContiTech division. In further action, the contract of Manfred Wennemer (58), chaiman of the Executive Board and responsible for the Passenger Car Tire division of Continental AG, has been renewed for another five years.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Phone: +49 511 938-1485
Fax: +49 511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Phone: +49 511 938-1278
Fax: +49 511 938-1055
E-Mail: prkonzern@conti.de

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